Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BLUEBIRD BIO, INC.
Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

bluebird bio, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,
DOES HEREBY CERTIFY THAT:
1.    The Board of Directors of the Corporation duly adopted resolutions at a meeting recommending and declaring advisable that the Amended and Restated Certificate of Incorporation of the Corporation be amended and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:
RESOLVED, that the first sentence of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as follows:
“The total number of shares of capital stock which the Corporation shall have authority to issue is two hundred fifty-five million (255,000,000) of which (i) two hundred fifty million (250,000,000) shares shall be a class designated as common stock, par value $0.01 per share (the “Common Stock”), and (ii) five million (5,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.01 per share (the “Undesignated Preferred Stock”).”
2.    The stockholders of the Corporation duly approved such amendment at an annual meeting of the stockholders of the Corporation.
3.    Such amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, this Certificate of Amendment to Amendment and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 16th day of June, 2023.

By:	/s/ Andrew Obenshain
Name:	Andrew Obenshain
Title:	President and Chief Executive Officer